As filed with the Securities and Exchange Commission on May 16, 2022

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

FS CREDIT OPPORTUNITIES CORP.
(Name of Subject Company (Issuer))

FS CREDIT OPPORTUNITIES CORP.
(Names of filing Persons (Offeror and Issuer))

Common Stock,
Par Value $0.001 per share
(Title of Class of Securities)

30290Y 101
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael C. Forman
President and Chief Executive Officer
FS Credit Opportunities CORP.
201 Rouse Boulevard
Philadelphia, PA 19112
(215) 495-1150
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
James A. Lebovitz, Esq.
David J. Harris, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104
Tel: (215) 994-4000
Fax: (215) 994-2222

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on March 31, 2022 by FS Credit Opportunities Corp., a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase up to the lesser of (i) 9,859,801 of the Company’s issued and outstanding common stock, par value $0.001 per share (the “Shares”) (which number represents 5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2021), and (ii) the greater of (x) the number of Shares that the Company can repurchase with the aggregate proceeds it has received from the sale of Shares under its distribution reinvestment plan during the twelve-month period ending on the expiration of the Offer (as defined below) (less the amount of any such proceeds used to repurchase Shares on each previous repurchase date for tender offers conducted during such period) and (y) the number of Shares that the Company can repurchase with the proceeds it receives from the sale of Shares under its distribution reinvestment plan during three-month period ending on the expiration of the Offer. The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated March 31, 2022, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 4:00 P.M., Eastern Time, on April 29, 2022, and a total of 24,230,411 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer. In accordance with the terms of the Offer, the Company purchased a total of 1,136,649 Shares validly tendered and not withdrawn on a pro rata basis at a price equal to $7.3061 per Share (an amount equal to the net asset value per Share as of April 30, 2022, the most recent date on which Shares were issued pursuant to the Company’s distribution reinvestment plan) for an aggregate purchase price of approximately $8,304,448.42. Approximately 4.7% of the number of Shares tendered by each shareholder who participated in the tender offer was repurchased by the Company.
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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2022

FS Credit Opportunities Corp.

By:	/s/ STEPHEN S. SYPHERD
Name: Stephen S. Sypherd
Title: General Counsel and Secretary

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